NORTHSTAR VARIABLE ANNUITY

AN INDIVIDUAL DEFERRED VARIABLE/FIXED ANNUITY CONTRACT
issued by
ReliaStar Life Insurance Company
and its
Northstar Variable Account

Supplement Effective as of April 29, 2011

This supplement updates and amends certain information contained in your prospectus dated
August 8, 1997, and subsequent supplements thereto. Please read it carefully and keep it with your
prospectus for future reference.

_____

IMPORTANT INFORMATION ABOUT THE INVESTMENT FUNDS AVAILABLE THROUGH THE CONTRACT

The following chart lists the Investment Funds that are, effective April 29, 2011, available through the Northstar Variable Account, along with each Investment Fund's investment adviser/subadviser and investment objective. More detailed information about these Investment Funds can be found in the current prospectus and Statement of Additional Information for each Investment Fund. If you received a summary prospectus for any of the Investment Funds available through your Contract, you may obtain a full prospectus and other Investment Fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Investment Fund's summary prospectus.

There is no assurance that the stated investment objectives of any of the Investment Funds will be achieved. Shares of the Investment Funds will rise and fall in value and you could lose money by allocating Contract Value to the Sub-Accounts that invest in the Investment Funds. Shares of the Investment Funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all Investment Funds are diversified, as defined under the 1940 Act.

Investment Fund Name	Investment Adviser/ Subadviser	Investment Objective
Fidelity® VIP Index 500 Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: Geode Capital Management, LLC and FMR Co., Inc.	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.
Fidelity® VIP Money Market Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company ("FMR") Subadvisers: Fidelity Investments Money Management, Inc. and other affiliates of FMR	Seeks as high a level of current income as is consistent with preservation of capital and liquidity.

Investment Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Pioneer High Yield Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
ING Balanced Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
ING Growth and Income Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING International Index Portfolio (Class S)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of a widely accepted international index.
ING International Value Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks long-term capital appreciation.
ING MidCap Opportunities Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks long-term capital appreciation.
ING SmallCap Opportunities Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks long-term capital appreciation.

IMPORTANT INFORMATION ABOUT THE COMPANY'S INTEREST BEARING RETAINED ASSET ACCOUNT

Unless the Beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing retained asset account that is backed by our general account. **This account is not FDIC insured** and can be accessed by the Beneficiary through a draftbook feature. The Beneficiary may access the entire Death Benefit at any time through the draftbook without penalty. Interest credited on this account may be less than you could earn if the lump-sum payment was invested outside of the Contract. Additionally, interest credited on this account may be less than under other settlement options available through the Contract, and the Company seeks to earn a profit on this account.

At the time of Death Benefit election, the Beneficiary may elect to receive the Death Benefit directly by check rather than through the retained asset account draftbook feature by notifying us at the ING Customer Service Center at P.O. Box 5050, Minot, ND 58702-5050, 1-877-884-5050 or www.ingservicecenter.com.

MORE INFORMATION IS AVAILABLE

More information about the Investment Funds available through your Contract. including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each Investment Fund. You may obtain these documents by contacting us at our:

ING Customer Service Center
P.O. Box 5050
Minot, ND 58702-5050
1-877-884-5050

If you received a summary prospectus for any of the Investment Funds available through your Contract, you may obtain a full prospectus and other Investment Fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Investment Fund's summary prospectus.